UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Square, Inc.

(Name of Issuer)

Class A Common Stock, $0.0000001 par value per share

(Title of Class of Securities)

852234103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Khosla Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,157,780 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,157,780 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,157,780 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by Khosla Ventures III, L.P. (“KV III”), Khosla Ventures Associates III, LLC (“KVA III”), Vinod Khosla (“Khosla”) and VK Services, LLC (“VK Services,” together with KV III, KVA III and Khosla collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	All of the shares of Class A Common Stock beneficially owned by KV III are comprised of Class B Common Stock held by KV III. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services, which serves as the manager of KVA III, which serves as the general partner of KV III. As such, each of KVA III, VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by KV III, and each of KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.
(3)	The percentages set forth on the cover sheets assume conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 268,850,952 shares of the Class A Common Stock outstanding as of November 3, 2017 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 8, 2017 (the “Quarterly Report”).

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,157,780 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,157,780 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,157,780 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	All of the shares of Class A Common Stock beneficially owned by KVA III are comprised of Class B Common Stock held by KV III. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services, which serves as the manager of KVA III, which serves as the general partner of KV III. As such, each of VK Services and Khosla possesses power to direct the voting and disposition of the shares beneficially owned by KVA III, and each of VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. KVA III holds no shares of the Issuer directly.
(3)	The percentages set forth on the cover sheets assume conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 268,850,952 shares of the Class A Common Stock outstanding as of November 3, 2017 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,403,558 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,403,558 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,403,558 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 3,245,778 shares of Class A Common Stock held by VK Services and (ii) 9,157,780 shares of Class A Common Stock beneficially owned by VK Services comprised of Class B Common Stock held by KV III. As a member of KVA III, the general partner of KV III, VK Services received certain of the shares of Class A Common Stock beneficially owned by it in a distribution of shares from KV III. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services, which serves as the manager of KVA III, which serves as the general partner of KV III. As such, Khosla possesses power to direct the voting and disposition of the shares beneficially owned by VK Services, and Khosla may be deemed to have indirect beneficial ownership of such shares.
(3)	The percentages set forth on the cover sheets assume conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 268,850,952 shares of the Class A Common Stock outstanding as of November 3, 2017 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,403,558 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,403,558 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,403,558 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 3,245,778 shares of Class A Common Stock beneficially owned by Khosla and held by VK Services and (ii) 9,157,780 shares of Class A Common Stock beneficially owned by Khosla comprised of Class B Common Stock held by KV III. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services, which serves as the manager of KVA III, which serves as the general partner of KV III. As such, Khosla possesses power to direct the voting and disposition of the shares owned by VK Services and KV III, and Khosla may be deemed to have indirect beneficial ownership of such shares. Khosla holds no shares of the Issuer directly.
(3)	The percentages set forth on the cover sheets assume conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 268,850,952 shares of the Class A Common Stock outstanding as of November 3, 2017 as set forth in the Issuer’s Quarterly Report.

Explanatory Note

This Amendment No. 2 to the statement on Schedule 13G (this “Amendment No. 2”) amends and restates the statement on Schedule 13G filed on February 16, 2016, as amended on February 10, 2017 (the “Schedule 13G”).

Item 1(a).	Name of Issuer:

Square, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

1455 Market Street, Suite 600

San Francisco, California 94103

Item 2(a).	Name of Person(s) Filing:

Khosla Ventures III, L.P. (“KV III”)

Khosla Ventures Associates III, LLC (“KVA III”)

VK Services, LLC (“VK Services”)

Vinod Khosla (“Khosla”)

Item 2(b).	Address of Principal Business Office:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

Item 2(c).	Citizenship:

KV III	Delaware, United States of America
KVA III	Delaware, United States of America
VK Services	Delaware, United States of America
Khosla	United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0000001 per share.

Item 2(e).	CUSIP Number:

852234103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of the Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of November 3, 2017:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
KV III (2)	9,157,780	0	9,157,780	0	9,157,780	9,157,780	3.3%
KVA III (2)	0	0	9,157,780	0	9,157,780	9,157,780	3.3%
VK Services (2)	3,245,778	0	12,403,558	0	12,403,558	12,403,558	4.5%
Khosla (2)	0	0	12,403,558	0	12,403,558	12,403,558	4.5%

(1)	Represents the number of shares of Class A Common Stock and the number of shares of Class A Common Stock issuable upon exercise of options, warrants and other convertible securities that are exercisable within 60 days of the date of this statement on Schedule 13G (“Securities”) currently beneficially owned by the Reporting Persons.
(2)	Khosla is the managing member of VK Services, which serves as the manager of KVA III, which serves as the general partner of KV III. As such, each of KVA III, VK Services and Khosla possesses power to direct the voting and disposition of the Securities owned by KV III, and each of KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such Securities. Khosla is the managing member of VK Services and as such, Khosla possess power to direct the voting and disposition of the Securities owned by VK Services and Khosla may be deemed to have indirect beneficial ownership of such Securities. KVA III and Khosla hold no Securities of the Issuer directly.
(3)	The percentages set forth above assume conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 268,850,952 shares of the Class A Common Stock outstanding as of November 3, 2017 as set forth in the Issuer’s Quarterly Report.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

KHOSLA VENTURES III, L.P.

By:	Khosla Ventures Associates III, LLC,
a Delaware limited liability company and general partner of Khosla Ventures III, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES III, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

/s/ Vinod Khosla
Vinod Khosla

Exhibit(s):

99.1:    Joint Filing Statement